

Mail Stop 7010

February 8, 2007

Ms. Laura Lunardo
Dynasil Corporation of America
385 Cooper Road
West Berlin, New Jersey 08091

      RE: **Dynasil Corporation of America**
              Form 10-KSB for the fiscal year ended September 30, 2006
              Filed December 13, 2006
              File #0-27503

Dear Ms. Lunardo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 30, 2006

Item 8A Controls and Procedures, page 10

1. We note your statement there can be no assurance that any design of system controls will succeed in achieving its stated goal. Please confirm to us that this statement does not qualify your conclusions regarding effectiveness. In addition, please revise future filings to ensure that your conclusions regarding disclosure

controls and procedures are clear by deleting this statement. Alternatively, you may define reasonable assurance and conclude that your disclosure controls and procedures are effective at the reasonable assurance level. See Exchange Act Rule 13a-15(e).

Exhibits 31.1(a) and 31.1(b)

2. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. We also note your reference to the annual report. These references are not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

3. We note that your certifications include language in the introductory paragraph of the fourth item referring to "internal control over financial reporting." Given the lack of a formal report from management assessing the effectiveness of the internal control over financial reporting and the lack of a report from your auditors expressing an opinion on management's assessment of the effectiveness of internal control over financial reporting, we assume that you have unintentionally included this language in your certifications. Please confirm our understanding, if true, and revise future filings to remove this language until such time as you comply with Item 308 of Regulation S-B.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jennifer Thompson, Senior Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief